Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders



Nuveen California Municipal Market Opportunity Fund, Inc.
33-34221
811-06081




The annual meeting of shareholders for the above-
referenced Fund was held on November 30, 2009.  At
this meeting the shareholders were asked to vote on the
election of Board Members, the elimination of
Fundamental Investment Policies and the approval of
new Fundamental Investment Policies.    The Fund did
not achieve the required quorum to pass the proposals to eliminate certain Fundamental Investment Policies and approve new Fundamental Investment Policies, and thus the meeting was adjourned to January 12, 2010, then to March 23, 2010 and finally to March 30, 2010 to permit further solicitation of proxies for these non-routine items.